SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated October 5, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	9977J	October 5, 2006
2.	Regulatory News Service Notice	9973J	October 5, 2006
3.	Regulatory News Service Notice	7770J	October 2, 2006

06017632

SUPPL

RECEIVED

2006 OCT 17 A 10:

PROCESSED

OCT 2 6 2006

THOMSON
FINANCIAL

dlw 10/25

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

10/05/06 05:05 AM

To "eleanor.besserman@elementis.com <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:9977J
Elementis PLC
05 October 2006

Elementis PLC
5 October 2006

Elementis plc ("the Company")

The Company announces that it was notified on 4 October 2006 under Section 198 of the Companies Act 1985 that as at 3 October 2006 UBS AG was interested in 17,171,962 Ordinary Shares of 5p each in the Company. These holdings represent 3.87% of the issued Ordinary Share capital of the Company as at 5 October 2006.

Kathryn Silverwood
Assistant Company Secretary

5 October 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLIIFEAILLEIIR

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

10/05/06 04:58 AM

To "eleanor.besserman@eleme...........
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:9973J
Elementis PLC
05 October 2006

Elementis PLC
5 October 2006

Elementis plc ("the Company")

The Company announces that it was notified on 4 October 2006 under Section 198 of the Companies Act 1985 that as at 2 October 2006 UBS AG was interested in 18,451,812 Ordinary Shares of 5p each in the Company. These holdings represent 4.18% of the issued Ordinary Share capital of the Company as at 5 October 2006.

Kathryn Silverwood
Assistant Company Secretary
5 October 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLIIFSAITLEIIR

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

10/02/06 05:54 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Redeemable B Shares

This Email Alert service is brought to you by Elementis

RNS Number:7770J
Elementis PLC
02 October 2006

Elementis PLC ("the Company")

Redemption of Redeemable B Shares

The Company announces the mandatory redemption of all the outstanding Redeemable B shares of 1.0 pence each in the capital of the Company at par value on 2 November 2006. The redemption applies to all Redeemable B Shares in issue.

In accordance with its Articles of Association, the Company has the option of redeeming all outstanding Redeemable B Shares on or after 27 April 2005.

The redemption will not affect B shareholders right (where applicable) to receive the final dividend on the Redeemable B Shares for the six month period ending on 2 November 2006.

The following table sets out the timing of the Redemption and the B Preferential Dividend.

01 November 2006	Record date for the Redemption of Redeemable B Shares
02 November 2006	Payment of B Preferential Dividend
02 November 2006	Redemption of Redeemable B Shares
02 November 2006	CREST accounts credited (as applicable) with the proceeds from the Redemption
by 10 November 2006	Cheques posted to holders of Redeemable B Shares held in certificated form

Jennifer Murphy

Company Secretary

02 October 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
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